Exhibit 99.1
ITEMIZED LIST OF EXPENSES INCURRED OR BORNE BY
OR FOR THE ACCOUNT OF THE REPUBLIC OF SOUTH AFRICA
IN CONNECTION WITH THE SALES OF THE NOTES
The following are the estimated expenses incurred or borne by or for the Republic of South Africa in connection with the issuance and distribution of the Notes.

Registration Fee*	U.S.$45,000

Miscellaneous Expenses	U.S.$265,000

TOTAL	U.S.$310,000

*	Previously Paid